

December 10, 2024

Ann Hand
Chief Executive Officer
Super League Enterprise, Inc.
2856 Colorado Ave.
Santa Monica, California 90404

> **Re: Super League Enterprise, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 6, 2024**
> **File No. 333-283636**

Dear Ann Hand:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel W. Rumsey, Esq.